February 28, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director, AD Office 11 – Telecommunications

Re:    Salon Media Group, Inc.

Form 10-K for Fiscal Year Ended March 31, 2016

Filed June 24, 2017

File No. 000-02695

Ladies and Gentlemen:

Salon Media Group, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated February 10, 2017 (the “Comment Letter”), regarding the Commission’s review of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2016. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with James Tanenbaum, the Company's outside counsel at Morrison & Foerster LLP, the Company respectfully requests an additional extension until March 13, 2017 to respond to the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than March 13, 2017. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (917) 620-3472. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jordan Hoffner
Jordan Hoffner
Chief Executive Officer

cc:	Elizabeth Hambrecht - Chief Financial Officer, Salon Media Group, Inc.
James Tanenbaum - Morrison & Foerster LLP